

September 19, 2012

<u>Via Facsimile</u>
Mr. Kulwant Sandher
Chief Financial Officer
Brinx Resources Ltd.
455 Sherman Street, Suite 300
Denver, Colorado 80203

> **Re:** **Brinx Resources Ltd.**
> **Form 10-K for the Fiscal Year ended October 31, 2011**
> **Filed February 14, 2012**
> **File No. 333-102441**

Dear Mr. Sandher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended October 31, 2011

Properties, page 8

Unaudited Oil and Gas Reserve Quantities, page 13

1.   We note your disclosure indicating that your estimates of proved reserves were prepared by independent petroleum engineering firms. Please obtain and file reports from these firms in an amendment to your Form 10-K. These should be attached as exhibits to your annual report and must include all of the information prescribed in Item 1202(a)(8) of Regulation S-K.

2.   Please expand your disclosure to describe (i) the internal controls you have in place to
        assist in the preparation of your reserve estimates; (ii) the qualifications of the technical
        person at your company who is responsible for reviewing the reserve estimates prepared
        by the third party engineering firms, and (iii) the qualifications of the technical persons
        primarily responsible for overseeing the preparation of your reserves estimates at J L.
        Thomas Engineering and Harper and Associates, to comply with Item 1202(a)(7) of
        Regulation S-K.

Financial Statements, page 20

Note 1 – Organization and Summary of Significant Accounting Policies, page 25

Oil and Gas Interests, page 25

3.   We note your disclosure stating that you compute DD&A for the costs of oil and gas
        interests using the units of production method based on proved reserves "or upon
        reasonable estimates where proved reserves have not yet been established." Tell us the
        reasons you believe the guidance in Rule 4-10(c)(3) of Regulation S-X, which requires
        amortization of capitalized costs under the unit of production method using proved
        reserves, does not apply to you. Submit a schedule showing the extent to which you have
        utilized non-reserve measures in your computations for all periods, and the impact this
        approach has had on your results of operations compared to the results you would have
        reported using only proved reserves.

Note 9 – Unaudited Oil and Gas Reserve Quantities, page 35

4.   We note that you report material revisions in your estimates of proved oil and gas
        reserves during the fiscal year ended October 31, 2011. You must disclose the reasons
        for these revisions to comply with FASB ASC 932-235-50-5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief